April 26, 2010

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On March 3, 2010, Northern Lights Variable Trust (the “Registrant”), on behalf of the Dent Strategic Portfolio (the "Portfolio"), a series of the Registrant, filed Post-Effective Amendment No. 22 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 9, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

1.

Comment.  Under Fees and Expenses of the Portfolio, please delete "shareholder fees and" from the first sentence as the Portfolio has only Portfolio Operating Expenses.

Response.  The requested deletion has been made.

2.

Comment.  In the Annual Portfolio Operating Expenses Table, do not include reference to a fee waiver if it is not active, given current operating expenses.

Response.  If the fee waiver is not active, it will be removed from the table.

3.

Comment.  Please remove the footnote describing Acquired Fund Fees and Expenses or use a presentation format consistent with that used by Northern Lights Fund Trust.

Response.  The footnote has been modified to read as follows.

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

April 26, 2010

"Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio's financial highlights because the financial statements include only the direct operating expenses incurred by the Portfolio."

4.

Comment.  In the second paragraph under Example, please add language to indicate that the fees presented apply if an investor continues to hold shares.

Response.  The following additional sentence will follow the first sentence of the second paragraph under Example.

"You would pay the same expenses if you did not redeem your shares."

5.

Comment.  In the second paragraph under Example, please add a sentence that communicates that investors will be subject to additional expenses that are not included in the example.

Response.  The following has been added to the paragraph as a new third and forth sentence.

"However, each insurance contract and separate account involves fees and expenses that are not included in the Example.  If these fees and expenses were included in the Example, your overall expenses would be higher."

6.

Comment.  In the paragraph entitled Portfolio Turnover, please delete the second sentence referring to taxable accounts.

Response.  The requested deletion has been made.

7.

Comment.  Please add the following, or the equivalent, to the paragraph entitled Tax Information.  "Please refer to your insurance contract prospectus or retirement plan documents for additional information on taxes."

Response.  The requested addition has been made.

8.

Comment.  Please provide assurance that each financial intermediary selling shares in the Portfolio has a website that provides more information regarding the potential conflict of interest created by Portfolio or related party payments to the financial intermediary.

April 26, 2010

Response.  The Registrant has removed the reference to "…or visit your financial intermediary's website…".

9.

Comment.  Please provide the performance graph and table as well as accompanying disclosures as an exhibit to the Registrant's response letter.

Response.  The requested performance information is provided as an Exhibit.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

April 26, 2010

EXHIBIT

Performance:  The bar chart and performance table set out below help show the returns and risks of investing in the Portfolio. The bar chart shows performance of the Portfolio for each full calendar year since the Portfolio's inception. The performance table compares the performance of the Portfolio over time to the performance of a broad-based securities market index. You should be aware that the Portfolio’s past performance may not be an indication of how the Portfolio will perform in the future.  Updated performance information is available at no cost by calling 1-813-514-6764.

Performance Bar Chart For Calendar Year Ended December 31,

Best Quarter:	2nd Quarter 2009	19.59%
Worst Quarter:	1st Quarter 2009	(9.26)%

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2009)

	One Year	Since Inception of the Portfolio (1)

Return before taxes	17.92%	(2.71)%
S&P 500® Index	26.46%	(10.91)%

(1) The inception date of the Portfolio is May 1, 2008.

The S&P 500® Index is an unmanaged market capitalization-weighted index of 500 of the largest capitalized U.S. domiciled companies.  Index returns assume reinvestment of dividends.  Unlike

April 26, 2010

the Portfolio’s returns, however, they do not reflect any fees or expenses.  An investor cannot invest directly in an index.